EXHIBIT 28.26


February 5, 1997

Ms. Julie C. Tyler, MAI
Manager, Real Estate Valuations
United States Fidelity and Guaranty Company
P. O. Box 1138
Baltimore, MD  21203-1138

RE:      Northeast Business Campus ("NEBC")
         Corporate Drive
         Columbus, Franklin County, Ohio

Ms. Tyler:

In accordance with the engagement letter dated November 5, 1996, I have appraised the Northeast Business Campus. The purpose of this appraisal is to estimate the leased fee interest in the subject. The "as is" market value estimate also reflects the market value of the property at stabilized occupancy. This complete, self-contained report is to be used in conjunction with your internal decision-making process in regard to the Right of Presentment for the "Fund". The date as of which the value estimate shall apply is December 1, 1996, which is also the date of my initial property inspection; the property was re-inspected on December 2, 1996. The appraisal reflects market conditions as of the date of the initial property inspection.

The subject is located within the southeast quadrant of East Dublin-Granville Road (State Route 161) and Westerville Road (a.k.a. Columbus-Wooster Road or State Route 3) in Columbus, Franklin County, Ohio. The improvements consist of five office and office/warehouse buildings containing a total of 180,472 rentable square feet. The structures are situated on a total of 20.143 acres. A complete description of the property is stated in the accompanying sections of this report. Your attention is called to the Standard and Special Conditions and Certification sections of this report.

Subject to all conditions and explanations contained herein and in the subsequent report, it is my opinion that the current market value of the leased fee interest in Buildings 1 through 5 of the Northeast Business Campus, expressed in financial terms equivalent to cash, as of December 1, 1996, is:

                   Nine Million Seven Hundred Thousand Dollars
                                   $9,700,000

The accompanying prospective financial analysis is based on estimates and assumptions developed in connection with the appraisal. Some assumptions, however, may not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by the prospective financial analysis may vary from the estimates and the variations may be material. Further, the appraiser has not been engaged to evaluate the effectiveness of management, and is not responsible for future marketing efforts and other management actions upon which actual results will depend.

This report, the final estimates of value, and the prospective financial analysis are intended solely for your information and assistance for the function stated and should not be relied upon for any other purpose. Neither this report nor any of its contents nor any reference to the appraiser or PINNACLE ASSOCIATES, INC. may be included or quoted in any document, offering circular or registration statement, prospectus, sales brochure, other appraisal, or other agreement without PINNACLE ASSOCIATES, INC.'S prior written approval of the form and context in which it appears. Steven R. Reynolds, MAI has received general appraisal certification from the State of Ohio.

Respectfully submitted,

PINNACLE ASSOCIATES, INC.




Steven R. Reynolds, MAI
President